UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 333-231839

CHINA SXT PHARMACEUTICALS, INC.

(Translation of registrant’s name into English)

178 Taidong Rd North, Taizhou

Jiangsu, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 18, 2022, China SXT Pharmaceuticals, Inc., a British Virgin Islands corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter, in a firm commitment public offering (the “Offering”) (i) 8,285,260 ordinary shares (the “Firm Shares”) of the Company, par value $0.004 per share, for a public offering price of $0.18 per share, (ii) 11,521,500 pre-funded warrants (the “Pre-funded Warrants”) to purchase 11,521,500 shares (the “Warrant Shares”), for a public offering price of $0.17 per Pre-funded Warrant to those purchasers whose purchase of ordinary shares in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of this Offering. The Company also granted the Underwriter an over-allotment option to purchase up to 2,971,014 ordinary shares (the “Option Shares”, together with Firm Shares, the “Shares”). The Pre-funded Warrants have an exercise price of $0.01 per share. The Pre-funded Warrants were issued in registered form under a warrant agent agreement (the “Warrant Agent Agreement”) between the Company and TranShare Corporation as the warrant agent.

The Underwriter exercised its over-allotment in full for purchase of all the Option Shares. The Company expects to receive approximately $3,984,784.32 in gross proceeds from this Offering, assuming no Pre-funded Warrants are exercised, before deducting underwriting discounts and other related offering expenses.

The Company issued press releases on January 14, 2022 to announce the proposed offering, on January 18, 2022 in connection with the pricing of the Offering, and on January 20, 2022 in connection with the closing of the Offering. Copy of all press releases are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively.

Any securities offered and sold in the Offering will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-252664) filed with the Securities and Exchange Commission (the “SEC”) on February 02, 2021 and declared effective on February 10, 2021 (the “Registration Statement”), as supplemented by the preliminary prospectus supplement dated January 18, 2022 relating to the Offering and filed with the SEC on January 18, 2022 and a final prospectus supplement dated January 20, 2022.

The foregoing summary of the terms of the Underwriting Agreement and the Warrant Agent Agreement (including the form of the Pre-funded Warrants) are subject to, and qualified in their entirety by reference to, copies of the Underwriting Agreement and the Warrant Agent Agreement that are filed as exhibits to this report on Form 6-K and are incorporated herein by reference. A copy of the opinion of Campbells Legal (BVI) Limited, as special counsel in the British Virgin Islands to the Company, relating to the legality of the issuance and sale of the Shares and the Warrant Shares in the Offering is attached hereto as Exhibit 5.1. A copy of the opinion of Hunter Taubman Fischer & Li LLC, as counsel in the United States to the Company, relating to the legality of the issuance and sale of the Pre-funded Warrants in the Offering is attached hereto as Exhibit 5.2.

This report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This current report on form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-252664).

Exhibits

Exhibit No.	Description

1.1	Underwriting Agreement by and between China SXT Pharmaceuticals, Inc. and Aegis Capital Corp, dated January 18, 2022
4.1	Form of Warrant Agent Agreement (including the Form of Pre-funded Warrant)
5.1	Opinion of Campbells Legal (BVI) Limited
5.2	Opinion of Hunter Taubman Fischer & Li LLC
23.1	Consent of Campbells Legal (BVI) Limited (included in Exhibit 5.1)
23.2	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
99.1	Press release titled: “China SXT Pharmaceuticals, Inc. Announces Proposed Underwritten Public Offering of Ordinary Shares and Pre-Funded Warrants to Purchase Ordinary Shares,” dated January 14, 2022
99.2	Press release titled: “China SXT Pharmaceuticals, Inc. Prices $3.5 Million Underwritten Public Offering of Ordinary Shares and Pre-Funded Warrants to Purchase Ordinary Shares,” dated January 18, 2022
99.3	Press release titled: “China SXT Pharmaceuticals, Inc. Announces Successful Closing of $4.1 Million Follow-on Underwritten Offering of Ordinary Shares and Pre-Funded Warrants with Simultaneous Exercise of the Over-Allotment,” dated January 20, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 20, 2022

China SXT Pharmaceuticals, Inc.

By:	/s/ Feng Zhou
Name:	Feng Zhou
Title:	Chief Executive Officer

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